Exhibit (g)(1)(ix)

Execution Copy

AMENDMENT TO THE CUSTODIAN AGREEMENT, DATED AS OF AUGUST 1, 1991,

BY AND AMONG GMO TRUST (THE “TRUST”), ON BEHALF OF CERTAIN OF ITS

SERIES OF THE TRUST (EACH, A “FUND”), GRANTHAM, MAYO, VAN OTTERLOO &

CO. LLC (“GMO”) AND STATE STREET BANK AND TRUST COMPANY (THE “BANK”)

(AS SUCCESSOR BY MERGER TO INVESTORS BANK & TRUST CO.), AS AMENDED

(THE “AGREEMENT”)

This amendment (the “Amendment”) is entered into as of February 17, 2015 (the “Effective Date”) between the Trust on behalf of each Fund subject to the Agreement, GMO, and the Bank.

WHEREAS, the Trust and the Bank would like to amend certain terms of the Agreement,

NOW THEREFORE, for good and valuable consideration received, the parties hereby agree to amend the Agreement as follows:

Section 6.1(g) of the Agreement is hereby deleted in its entirety and a new Section 6A of the Agreement is added as follows:

“6A. FOREIGN EXCHANGE.

6A.1. GENERALLY. Upon receipt of Proper Instructions, which for purposes of this section may also include security trade advices, the Bank shall facilitate the processing and settlement of foreign exchange transactions. Foreign exchange execution services do not constitute part of the services provided by the Bank under this Agreement.

6A.2. TRUST ELECTIONS. The Trust on behalf of each Fund (or its investment manager acting on its behalf) may elect to enter into and execute foreign exchange transactions with third parties that are not affiliated with the Bank, with State Street Global Markets, which is the foreign exchange division of State Street Bank and Trust Company and its affiliated companies (“SSGM”), or with a sub-custodian. Where the Trust or its investment manager gives Proper Instructions for the execution of a foreign exchange transaction using an indirect foreign exchange service described in the general client publications of State Street Bank and Trust Company made available from time to time to clients and their investment managers (“Client Publications”), the Trust (or its investment manager) instructs the Bank, on behalf of the Fund, to direct the execution of such foreign exchange transaction to SSGM or, when the relevant currency is not traded by SSGM, to the applicable sub-custodian. The Bank shall not have any agency (except as contemplated in preceding sentence), trust or fiduciary obligation to the Trust, the Fund, its investment manager or any other person in connection with the execution of any foreign exchange transaction. The Bank shall have no responsibility under this Agreement for the selection of the counterparty to, or the method of execution of, any foreign exchange transaction entered into by the Trust (or its investment manager acting on its behalf) or the reasonableness of the execution rate on any such transaction.

6A.3. TRUST ACKNOWLEDGEMENT. The Trust on behalf of each Fund acknowledges that in connection with all foreign exchange transactions entered into by the Trust

(or its investment manager acting on its behalf) with SSGM or any sub-custodian, SSGM and each such sub-custodian:

(i)	shall be acting in a principal capacity and not as broker, agent or fiduciary to the Trust or its investment manager;

(ii)	shall seek to profit from such foreign exchange transactions, and are entitled to retain and not disclose any such profit to the Trust or its investment manager; and

(iii)	shall enter into such foreign exchange transactions pursuant to the terms and conditions, including pricing or pricing methodology, (a) agreed with the Trust or its investment manager from time to time or (b) in the case of an indirect foreign exchange service, (i) as established by SSGM and set forth in the Client Publications with respect to the particular foreign exchange execution services selected by the Trust or the investment manager or (ii) as established by the sub-custodian from time to time.

6.4. TRANSACTIONS BY STATE STREET. The Bank or its affiliates, including SSGM, may trade based upon information that is not available to the Trust (or its investment Manager acting on its behalf), and may enter into transactions for its own account or the account of in the same or opposite direction to the transactions entered into with the Trust (or its investment manager), and shall have no obligation, under this Agreement, to share such information with or consider the interests of their respective counterparties, including, where applicable, the Trust or the investment manager.”

2. The second paragraph of Section 12.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

“The Bank may employ agents in the performance of its duties hereunder, including, upon receipt of Proper Instructions, subcustodians, provided that any such subcustodian meets at least the minimum qualifications required by Section 17(f)(1) of the Investment Company Act of 1940 to act as a custodian of the Trust’s assets. The Bank shall have no more or less responsibility or liability to the Trust on account of any actions or omissions of any sub-custodian so employed than any such sub-custodian has to the Bank; provided, however, that the Bank agrees to use reasonable efforts to promptly pursue claims against any such subcustodian in connection with any loss or damage to the Trust caused by the actions or omissions of subcustodian. Furthermore, the Bank shall indemnify the Trust for any loss to the Trust resulting from the acts or omissions of any subcustodian to the extent that the Bank is so indemnified by the subcustodian.”

3. The following paragraph is added to the end of Section 12.1 of the Agreement:

“Notwithstanding anything to the contrary in this Agreement, in no event shall any party to this Agreement be liable to any other party to this Agreement or to any third party for lost profits or lost revenues or any special, consequential, punitive or incidental damages of any kind whatsoever in connection with this Agreement or any activities hereunder.”

4. Sections 14(a) and (b) of the Agreement are hereby deleted in their entirety and replaced with the following:

“(a)	In the case of notices sent to the Trust to:

GMO Trust

c/o Grantham, Mayo, Van Otterloo & Co. LLC

40 Rowes Wharf

Boston, MA 02110

Attention: J.B. Kittredge, General Counsel

(b)	In the case of notices sent to the Bank to:

State Street Bank and Trust Company

Josiah Quincy Building

200 Newport Avenue, JQB5

North Quincy, MA 02171

Attention: Jason Becker, Vice President

Facsimile: 617-662-9870

Telephone: 617-662-9218

with a copy to:

State Street Bank and Trust Company

Legal Division — Global Services Americas

One Lincoln Street

Boston, MA 02111

Attention: Senior Vice President and Senior Managing Counsel”

5. Except as otherwise amended above, all provisions of the Agreement shall remain in full force and effect.

6. Terms not otherwise defined herein shall have the definitions set forth in the Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their duly authorized officers as of the Effective Date.

STATE STREET BANK AND TRUST COMPANY		GMO TRUST

By:	/s/ Michael F. Rogers	By:	/s/ Jason Harrison
Name:	Michael F. Rogers	Name:	Jason Harrison
Title:	Executive Vice President	Title:	Clerk

GRANTHAN, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
Name:	J.B. Kittredge
Title:	General Counsel

Reviewed by:	/s/ Jason Harrison

This Agreement is executed on behalf of Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually. The obligations of or arising out of this Agreement are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon GMO and its assets. GMO’s certificate of organization is on file with the Secretary of the Commonwealth of Massachusetts.